Mail Stop 6010

June 29, 2007

Jeffrey B. Aaronson
Principal Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

> **Re**: **DiaSys Corporation**
> **Annual Report on Form 10-KSB for the**
> **fiscal year ended June 30, 2006**
> **Filed November 15, 2006**
> **File No. 1-16285**

Dear Mr. Aaronson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2006

Item 1. Description of Business, page 2

1. We note your response to prior comment 1. Please tell us whether Gregory Witchel or Marshall Witzel or their affiliates helped arrange the change of control in January 2003, whether there are any relationships between them and whether they or their affiliates received any fees in the period leading to or in connection with the change in control. If so, identify with specificity where these matters have been clearly disclosed in your prior Form 10-KSB.

South and Central America, page 4

2.   We reissue prior comment 3. Material developments during the applicable period should be disclosed in your Form 10-KSB. For example, we note your May 24, 2004 and May 26, 2004 press releases. If later events affect the significance of previous material announcements, then you should explain those subsequent events and how they affected previous developments.

3.   Please refer to prior comment 15 and 16. Please discuss the material terms of your agreements with Repreclin, DICPA, Rochem Biocare and Galenica. In addition, please disclose the reasons for delays in revenues from these agreements.

4.   Please file as exhibits your agreements with Repreclin, Rochem Biocare and Galenica. If you believe that the agreements should not be filed, then please provide the analysis that we requested in prior comment 15.

Hua Sin Science Co., LTD, page 5

5.   Please refer to prior comments 2 and 4. Please file as exhibits your agreements with Hua Sin.

Government Regulations, page 7

6.   We note your response to prior comment 17. Please describe the process of product registration with foreign governments so investors can evaluate your disclosure about such registrations like the disclosure on page 4.

Item 5. Market for Common Equity, Related Stockholder Matters …, page 14

7.   Please reconcile the disclosure on page 14 about 1,500 holders of record compared to 150 holders of record in your Form 10-KSB for the fiscal years ended June 30, 2005 and June 30, 2004.

Item 6. Management's Discussion and Analysis or Plan of Operations, page 17

Critical Accounting Policies and Estimates, page 18

8.   Your financial statements show significant continuing losses, a working capital deficit, declining sales and other negative factors. We also see that the patent asset is more than 70% of your total assets as of June 30, 2006. You disclose that you perform a quarterly valuation of the patents using a discounted cash flow analysis. Such analyses are normally inherently uncertain because they require management to make subjective judgments about discount rates, future revenues,

costs, technology and other factors. Accordingly, valuation of the patents appears to be a highly significant estimate.

Please expand the critical accounting estimates disclosure to describe, in detail, how you test the patents for impairment. The expanded disclosure should describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows for both revenues and expenses and how you determine discount rates. The disclosure should also fully describe all significant assumptions applied accompanied by management's basis for concluding that those assumptions are reasonable.

9.   As a related matter, if you refer to a third party valuation expert in the revised disclosure you will be required to identify that expert and to include their consent in any registration statement incorporating the Form 10-KSB.

10.   Please provide us copies of the discounted cash flow analyses prepared for SFAS 144 impairment testing purposes as of June 30, 2006 and as of the most recent quarter end. Your response should fully describe the model and all significant assumptions, including management's basis for those assumptions. The response should also describe management's basis for any significant differences between the actual cash flows currently being generated by the patent asset and those projected in the discounted cash flow analysis.

11.   Tell us why patent amortization expense decreased by approximately $60,000 in fiscal 2006.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

12.   Please provide us with the table that we requested in prior comment 11.

Item 12. Certain Relationships and Related Transactions, page 25

13.   Please refer to prior comment 9. If prior filings did not discuss the transactions filed as exhibits 10.24 through 10.30 of your amendment to your Form 10-KSB for the fiscal year ended June 30, 2005, then please expand the disclosure to discuss such transactions.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

14.   Please amend the second paragraph of the audit report to refer to the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1.

Exhibits

15.   It does not appear from our records that you have submitted a confidential
        treatment application for exhibit 10.38. Please advise.

16.   Please be advised that if the period for which you requested confidential treatment
        has expired then you should file the complete agreements or request an extension
        for confidential treatment. See section III of Staff Legal Bulletin No. 1A. The
        bulletin is available on the SEC website at
        http://www.sec.gov/interprs/legal/slbcf1.txt.

Form 10-QSB for the fiscal quarter ended December 31, 2005

17.   Please refer to prior 15. Please file as exhibits the agreements discussed in the
        first paragraph of Note 4 on page 8.

Form 10-QSB for the fiscal quarter ended December 31, 2006

Results of Operations, page 9

18.   Please file as an exhibit your renewal distribution agreement with Laboratory
        Diagnostics. Also, describe how this agreement will affect the trends shown in
        your historic results, whether by amount of revenue, margins or otherwise.

Form 10-QSB for the fiscal quarter ended March 31, 2007

Condensed Consolidated Financial Statements

Note 6. Subsequent Event, page 8

19.   We see that the Chairman of your Board of Directors agreed to invest $600,000 in
        the Company in exchange for common stock and warrants, with a partial
        repayment amounting to $4,000 per month for one year. Please tell us how you
        are accounting for this financing transaction. Specifically address the basis in
        GAAP for the accounting for the $4,000 per month expected to be repaid.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

Net Sales, page 9

20.   We refer to your disclosure that the increase in sales for the three months ended
        March 31, 2007 was due to the "timing of orders received by the Company." We
        note that the same disclosure was included in your Form 10-QSBs for the three

months ended September 30, 2006 and December 31, 2006 to explain a decrease in sales. Please provide a more substantive discussion of underlying reasons for fluctuations in sales. For instance, to the extent known, address factors leading to fluctuations in the timing of orders.

Gross Profit and Gross Profit Margins, page 10

21.   Please identify the gross margin percentage from product sales for each period and to describe the reasons for significant changes in that ratio from period to period.

Selling, General & Administrative, page 10

22.   Please briefly discuss the strategic alternative initiatives in 2006.

Item 3. Procedures and Controls, page 10

23.   We note your disclosure that there were no changes that could *significantly* affect internal controls "subsequent to the date of their evaluation." Please revise to disclose any change in internal control over financial reporting that occurred <u>during the last fiscal quarter</u> that <u>has materially affected, or that is reasonably likely to materially affect</u>, internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-B.

Recent Sales of Unregistered Securities, page 11

24.   Please file as an exhibit the March 1, 2007 agreement with Mr. Silverman.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Attorney

cc: (via fax): Richard T. Keppelman